EXHIBIT 99.3 - Letter of Collaboration, Larry S. Micheletti, Ph.D.,


On the Letterhead of:

               Larry S. Micheletti, Ph.D., Dept. of Pediatrics,UTMB Health


Dear Chris Hymel,

As the Principal Investigator of research dealing with school age children, I am currently seeking approval from the University of Texas Medical Branch and the Institutional Review Board (IRB) to begin a study in Galveston Texas working with the Galveston Independent School District.

The purpose of my study is to determine if normally developing children can make large and long lasting gains in their IQ test scores after receiving brief and inexpensive repetitive training with EEG-Driven neurofeedback. A previous three year series of studies funded by the U.S. Department of Education found that attention deficit disordered (ADHD) children made large and long lasting gains in their IQ test score after receiving this type of training.

In neurofeedback (NP) training, bioelectric signals (EEG's) produced by the brain are detected and used to adjust the feedback presented to the subject. The effectiveness of the neurofeedback training is closely related to the ability of the technology to match as nearly as possible the frequency of stimulation of each person to the dominant frequency of that individual's brain wave (EEG) activity (a process called entrainment). The time delay between EEG detection and stimulus presentation to the subject (feedback) influences the effectiveness if the training.

I anticipate that implementing Signal Advance technology could reduce or eliminate the feedback delay and thus significantly improve the effectiveness of NF training by increasing the speed and accuracy of the matching or entrainment. Any increases in effectiveness could result in achieving the same result with fewer sessions, thereby lowering time and costs of the training.

In my capacity as faculty in the Department of Pediatrics, I look forward to collaborating with you in determining if Signal Advance technology can significantly increase and improve the effectiveness of NF training in increasing children's IQ test scores.

Sincerely,

/s/ Larry S. Micheletti, Ph.D.                    11/1/2012

University of Texas Medical Branch
Department of Pediatrics
Assistant Professor of Pediatrics
Teen Health Center Inc.
Mental Health Director
UTMB Health